Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

April 28, 2017

VIA EDGAR CORRESPONDENCE

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Rule 485(a) Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of Eaton Vance Global Macro Capital Opportunities Fund (the “Fund”)

(1933 Act File No. 002-90946; 1940 Act File No. 811-04015) (the “Filing”)

Dear Ms. Brutlag:

This letter responds to comments you provided telephonically to the undersigned on April 19, 2017, in connection with your review of the Filing, which was filed on behalf of the Registrant on March 3, 2017.  The comments and Registrant’s responses are set forth below.  The Registrant intends to file a subsequent filing pursuant to Rule 497 under the Securities Act of 1933, as amended, to reflect the relevant disclosure changes described herein.

General

1.

Please inform the Staff of the Securities and Exchange Commission regarding when and how the Fund’s shareholders were notified of the proposed name and strategy change.

Response:  The Fund’s shareholders were notified of the proposed name and new 80% policy in a supplement to the summary prospectus and statutory prospectus dated April 10, 2017 (accession no. 0000940394-17-000843).

Summary Prospectus

Fees and Expenses

2.

Please confirm that the Fund will still act as a feeder fund in a master-feeder structure.  Will the master fund be changing its name?

Response:  The Fund will continue to operate as a feeder-fund that feeds into its master-fund, the Global Macro Capital Opportunities Portfolio. The Global Macro Capital Opportunities Portfolio will not be changing its name.

3.

Please revise the expiration date of the Fund’s expense reimbursement waiver included in the fee table to continue for at least one year.

Response:  The Fund has revised the expiration date of the expense reimbursement waiver included in the Fund’s fee table to continue for at least one year.

Securities and Exchange Commission

April 28, 2017

Principal Investment Strategies

4.

Please expand the description of what “tied economically” means in the first paragraph.

Response:  The following sentence has been added after the second sentence in the paragraph:

“The investment adviser considers a number of factors to determine whether an investment is tied economically to a particular country, including: the primary trading market; the issuer’s domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country; the source of government guarantees (if any); and whether the investment is exposed to the economic fortunes and risks of a particular country.”

5.

Please clarify in the Fund’s 80% investment policy that at any given time the Fund will be substantially invested in both emerging and frontier market countries.

Response:  The following disclosure has been added immediately after the statement of the Fund’s 80% policy:  In complying with the foregoing policy, the Fund will be substantially invested in both emerging and frontier market countries.

6.

Please expand the definition of frontier market countries in the first paragraph.

Response:  The definition of frontier market countries has been revised as follows:

“Frontier market countries include any country that is outside of the MSCI Emerging Markets Index or MSCI All Country World Index; and may include any country that is currently included in the MSCI Frontier Markets Index, Russell Frontier Index, S&P Frontier Broad Market Index (BMI), or similar market indices.  Frontier markets are among the smallest and least mature markets.”

7.

Since the Principal Investment Strategies describe investments in exchange-traded funds, please confirm supplementally that the Fund does not have any acquired fund fees and expenses in excess of one basis point.

Response:  The Fund did not have any acquired fund fees and expenses in excess of one basis point during the relevant period.

8.

Please confirm that the Registrant has reviewed the letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry D. Miller of the Division of Investment Management regarding Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Barry Miller letter”).

Response:  The Registrant confirms that the Barry Miller letter has been reviewed.

9.

Please confirm supplementally how the Fund values derivatives for purposes of Fund’s 80% investment policy.

Response:  The Fund will value derivatives based on market value for purposes of the Fund’s 80% investment policy.

Securities and Exchange Commission

April 28, 2017

Principal Risks

10.

Please consider adding a separate frontier market risk to the Fund’s prospectus.

Response: A separate frontier market risk has been added to the Fund’s prospectus.

11.

Please consider adding a risk to the Fund’s prospectus for investments in mid- and large-capitalized companies.

Response:  The Fund’s equity investing risk has been revised to include risks associated with mid- and large-capitalized companies.

Performance

12.

Please confirm whether a description regarding a substantial change in investment strategy needs to be added before the Fund’s performance bar chart.

Response: There has been no substantial change to the Fund’s investment strategy.  As such, no description is needed.

Statutory Prospectus

Investment Objective & Principal Policies and Risks

13.

If appropriate, please differentiate principal risks and non-principal risks. Please add risks from Item 4 that are not included in this section, such as geographic risk.

Response: The disclosures included in the Fund’s statutory prospectus include additional information about the principal strategies and risks of the Fund as described in the Fund’s summary prospectus, as well as information about other types of investments and practices that the Fund may engage in from time to time. The Fund has generally not repeated the strategy and risk disclosure found in the Fund Summary in the statutory prospectus, unless appropriate for context.  As such, the disclosure concerning geographic risk has not been restated under “Investment Objective & Principal Policies and Risks.”

14.

Given the changes to the Fund, please confirm that the “Use of Master-Feeder Structure” risk is still necessary.

Response: Please see response to Comment 2 above.

Should you have any questions or comments regarding this letter, please contact the undersigned at 617-672-8507.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President